UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14(F)-1 THEREUNDER

SP HOLDING CORPORATION
(Exact name of company as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	0-21061 (Commission File Number)	58-2044990 (IRS Employer Id. No.)

2361 Campus Drive Suite 101
Irvine, CA 92612
(Address of principal executive offices, including zip code)

(941) 907-2361
(Company’s telephone number, including area code)

SP HOLDING CORPORATION
a Delaware Corporation

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND
RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement, which is being mailed on or about January 26, 2007, to the holders of shares of the common stock, par value $.001 per share (the “Common Stock”), of SP Holding Corporation, a Delaware corporation (the “Company”), is being furnished in connection with the appointment of the persons named below to the Board of Directors of the Company (the “Board”), to be effective no earlier than the tenth day following the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) and the mailing of such Information Statement to all persons who were holders of record of the Common Stock at the close of business on January 24, 2007. Upon the closing of that certain Agreement and Plan of Merger, dated as of January 11, 2007 (the “Merger Agreement”), by and between the Company, Organic Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Company (“Merger Sub”), and Organic Holding Company, Inc., a Delaware corporation (“Organic Holding”), Mark Schaftlein, the current director of the Company, will resign from the Board, and the appointment of the following individuals to the Board will be effective: Jason Brown, David Smith, Peter Meehan, Roy Bingham, Douglas Lioon, S.M. “Hass” Hassan (collectively, the “Board Designees”).

No action is required by the stockholders of the Company in connection with this Information Statement and the appointment of the Board Designees. However, Section 14(f) of the Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of the information set forth in this Information Statement at least ten days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders).

The principal executive offices of the Company are located at 2361 Campus Drive, Suite 101, Irvine, California 92612. After completion of the transactions contemplated by the Merger Agreement, our corporate headquarters and principal executive offices will be located at 608 Union Street, Suite 3700, Seattle, Washington 98101.

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

CHANGE OF CONTROL

The Merger Agreement provides that, upon the satisfaction or waiver of certain conditions, all outstanding shares of Organic Holding common stock, $0.001 par value, all outstanding shares of Organic Holding preferred stock, par value $0.001, as well as certain other securities, will be exchanged for shares of the Company’s common stock, $0.001 par value, and other securities of the Company. In connection therewith, the Company will assume all of the stock options and warrants of Organic Holding. Upon the consummation of the transactions contemplated by the Merger Agreement, the stockholders of Organic Holding will hold approximately 95% of the voting power of the Company on a fully diluted basis and the current stockholders of the Company will hold approximately 5% of the voting power of the Company. In addition, as set forth above, the current director of the Company will resign and will initially be replaced with the Board Designees. The current officers of the Company will also resign at closing and will be replaced with officers designated by Organic Holding (the “Officer Designees”), as more specifically described herein.

Please read this Information Statement carefully. It describes certain terms of the Merger Agreement and contains certain biographical and other information concerning the directors and executive officers following the closing of the Merger Agreement. Additional information about the transactions contemplated by the Merger Agreement may be found in the Company’s Current Report on Form 8-K filed with the SEC on January 17, 2007. All Company filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of January 26, 2007, the issued and outstanding securities of the Company entitled to vote consisted of 439,403 shares of Common Stock. Each outstanding share of Common Stock is entitled to one vote.

As of January 26, 2007, 60 shares of the Company’s series A preferred stock, convertible into 687,271 shares of Common Stock, are outstanding. Except as provided in the series A certificate of designation and as required by the Delaware law, the series A preferred stock do not have voting rights. Upon the closing of the merger transaction, the series A preferred stock will automatically convert into shares of Common Stock.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table indicates, as of January 26, 2007, information with respect to the beneficial ownership of the Company’s Common Stock by (i) each person known to us to beneficially own more than 5% of the Common Stock; (ii) each of our directors and executive officers; and (iii) all of such directors and officers as a group.

Name and Address of Beneficial Owner[1]	Number of Shares Owned	Percent of Class
S.A.C. Capital Associates, LLC [2] c/o S.A.C. Capital Advisors, LLC 72 Cummings Point Road Stamford, CT 06902	111,455	25.4%

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1 Unless otherwise indicated, the address of each person shown is c/o SP Holding Corporation, 2361 Campus Drive, Suite 101, Irvine, CA 92612.

2 Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC (SAC Capital Advisors) and S.A.C. Capital Management, LLC (SAC Capital Management) share all investment and voting power with respect to these securities held by S.A.C. Capital Associates, LLC. Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any such securities. SDS Capital Partners, LLC may act as an advisor to SAC Capital Advisors and SAC Capital Management in connection with such securities held by S.A.C. Capital Associates, LLC. Mr. Steve Derby is the managing member of SDS Capital Partners, LLC. SDS Capital Partners, LLC and Mr. Derby disclaim beneficial ownership of such securities.

Name and Address of Beneficial Owner[1]	Number of Shares Owned	Percent of Class

Irvin Kessler and The Kessler Family Limited Partnership 294 East Grove Lane, Suite 280 Wayzata, MN 55391	24,369	5.5%

SDS Merchant Fund, L.P. 3 4 53 Forest Avenue, 2nd Floor Old Greenwich, CT 06870	342,792	49.0%

IDT Venture Capital Inc. 605 3rd Avenue, 36th Floor New York, NY 10158	38,878	8.8%
Mark Schaftlein 5 6	59,380	12.1%
All Executive Officers and Directors as a group (1 person)	59,380	12.1%

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director, officer or affiliate of the Company, any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any associate of any such director, officer, affiliate or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

INFORMATION REGARDING THE
DIRECTORS AND EXECUTIVE OFFICERS

Current Director and Executive Officer

Mark Schaftlein, the sole director, acting chief executive officer and chief financial officer of the Company, will resign upon the closing of the Merger Agreement. Mr. Schaftlein, age 48, has served as the Company’s sole director and executive officer since January 2004. Since December 2005, Mr. Schaftlein has served as chief executive officer of Epicus Communication Group, Inc. During 2003 and 2004, Mr. Schaftlein served as a consultant and interim chief financial officer of Far East Energy Corporation. Mr. Schaftlein has been managing director of Ocean Avenue Advisors, a financial advisory firm since 2000.

Director Designees and Officer Designees

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3 The investment manager of SDS Merchant Fund, L.P. is SDS Capital Partners, LLC, which holds voting and investment control of these securities. Mr. Steve Derby is the managing member and controls SDS Capital Partners, LLC.

4Includes 258,876 shares of Common Stock that may be issued upon conversion of the series A preferred stock.

5 Mark Schaftlein is a managing partner of Ocean Avenue Advisors, which holds the shares. Ocean Avenue Advisors was issued (i) 11,528 unregistered common shares and (ii) .8444 shares of series A preferred stock as payment for consulting and advisory fees.

6 Includes 47,853 shares of Common Stock that may be issued upon conversion of the series A preferred stock.

The following table sets forth the names and ages of the Board Designees and the Officer Designees and the positions to be held by each person upon the closing of the Merger Agreement.
Name	Age	Positions

Jason Brown	49	Chairman of the Board and Chief Executive Officer
Jonathan Wernick	39	Chief Financial Officer
Michael Johnson	40	Vice President of Retail Operations
Wendy Tenenberg	50	Vice President of Marketing
David Smith	64	Director
Peter Meehan	50	Director
Roy Bingham	44	Director
Douglas Lioon	50	Director
S.M. “Hass” Hassan	58	Director

The following information is furnished for each of the Board Designees and Officer Designees of the Company:

Name	Primary Occupation and Other Directorships
Jason Brown

Mr. Brown has served as Organic Holding’s Chief Executive Officer and Chairman of the Board of Directors since its inception in February, 2004. Mr. Brown has more than 25 years experience in branded direct to consumer retail operations. From 2000 through March 2003, Mr. Brown served as the Chief Executive Officer of Custom Nutrition Services, a company which provided consumers with personalized vitamin solutions based on tailored medical expertise which he founded. In April 2003, Custom Nutrition Services was sold to Drugstore.com for $5.6 million in cash and stock. From 1995 to 2000, Mr. Brown served as the Chief Executive Officer of Concept Development, an alterntive healthcare consulting firm. From 1990 to 2000, Mr. Brown served as a Managing Director for Columbia Sportswear NZ/Australia, an international sportswear maufacturer and retailer. From 1978 to 1989, Mr. Brown served as the Chief Executive Officer of Cotton Comfort, a vertically integrated cotton clothing store chain. Mr. Brown is an investor in Organic Holding.

Name	Primary Occupation and Other Directorships

Jonathan Wernick
Mr. Wernick joined Organic Holding in January 2007 and has more than 15 years experience as a financial executive, having served as part of senior management teams in both privately held and public corporations. From 2005 until January, 2007, he was Vice President of Finance at DavexLabs, a hair care products company. From 2003 until 2005, he was Director of Finance of RA Patina Restaurants, a multi-unit operator of restaurants, catering and food service operations. From 1999 until 2003, Mr. Wernick was General Manager and Chief Financial Officer of the Datafaction Division of Softline, a financial software company. He is a graduate of Yeshiva University and earned a Masters Degree in Business Administration from the University of Southern California.

Michael Johnson

Mr. Johnson has served as Organic Holding’s Vice President of Retail Operations since January 2006. As Vice President of Retail Operations, Mr. Johnson is responsible for overseeing the operations of Organic Holding’s cafes and overseeing the business relationships Organic Holding has with colleges and universities. Mr. Johnson’s more than 20 years of experience managing restaurants has included white tablecloth cafes and other retail food establishments including a Noah's bagel shop and Briazz Specialty Cafes. Mr. Johnson joined Organic To Go as part of Organic Holding’s acquisition of Briazz, Inc.

Wendy Tenenberg

Ms. Tenenberg has served as Organic Holding’s Vice President of Retail Marketing since its inception in February, 2004. As Vice President of Marketing, Ms. Tenenberg is responsible for all aspects of graphic design and direct-to-consumer marketing initiatives. Ms. Tenenberg has more than 15 years experience in retail and direct-to-consumer marketing that has included extensive experience in customer acquisition and direct marketing. From 2000 to 2003, Ms. Tenenberg was in charge of marketing at Custom Nutrition Services. From 2003 to 2004, Ms. Tenenberg served as the Director of Marketing of Drugstore.com.

Name	Primary Occupation and Other Directorships

David Smith
Mr. Smith has served as a Director of Organic Holding since its inception in February, 2004. Mr. Smith is the co-founder of Smith & Hawken, the garden tool company, which has annual sales in excess of $150 million. From July of 1979 to September of 1988, Mr. Smith served as President and Chief Operating Officer of Smith & Hawken. From September of 1997 to June of 2001, Mr. Smith served as the Vice President of Catalog/Internet Marketing and Operations of Seeds of Change. Since June of 2001, Mr. Smith has worked as an independent consultant to a variety of companies. Mr. Smith has been involved in the retail and catalog industries as an executive and consultant for over 20 years with companies such as; SelfCare, Real Goods, Diamond Organics, Seeds of Change and Organic Bouquet. Mr. Smith is an investor in Organic Holding.

Peter Meehan

Mr. Meehan has served as a Director of Organic Holding since its inception in February, 2004. Mr. Meehan has served as the Chief Executive Officer of Newman's Own Organics since it was co-founded in 1993 by Mr. Meehan, Paul Newman and Nell Newman. Newman's Own Organics, which is considered by many to be one of the most prominent brands in the Organic industry, initially started as a division of Newman's Own and is now a multimillion dollar independent company.

Roy Bingham

Mr. Bingham has served as a Director of Organic Holding since its inception in February, 2004. In 2006, Mr. Bingham co-founded NourishLife, LLC, an online marketer of branded nutritional solutions. Until recently, , Mr. Bingham served as a Managing Director of Health Business Partners, LLC, an investment banking company he co-founded. In his capacity as Managing Director of Health Business Partners, LLC, Mr. Bingham managed more than 20 acquisition transactions in the nutrition and consumer health care industries with a value of over $120 million. From 1995 to 1997, Mr. Bingham served as a consultant with McKinsey & Company in Boston, where he provided management consulting services to several Fortune 500 companies. From 1988 to 1993, Mr. Bingham worked in London, England as the corporate treasurer and eventually a Board member of Paragon, PLC. Mr. Bingham earned a Masters Degree in Business Administration with distinction from Harvard Business School in 1995 Mr. Bingham is an investor in Organic Holding.

Name	Primary Occupation and Other Directorships

Douglas Lioon

Mr. Lioon has served as a Director of Organic Holding since its inception in February, 2004. Mr. Lioon joined HVL Incorporated, a healthcare and nutritional products company whose principal brand is Douglas Laboratories, in 1978 as a Sales Representative and has served as its President since 1985. HVL Incorporated was sold in December 2005 to Atrium Biotechnologies Inc. for $92 million. Mr. Lioon created and developed the Douglas Laboratories brand, a leading dietary supplement company, and engineered its vertical integration strategy growing Douglas Laboratories into one of the leader’s in the Practitioner segment of the dietary supplement industry. Mr. Lioon has served at the Chief Executive Officer of Douglas Laboratories since its formation. Mr. Lioon is an investor in Organic Holding.

S.M. “Hass” Hassan

Mr. Hassan has served as a Director of Organic Holding since December 2006. Since June 2006, Mr. Hassan has served as a member of the Board of Directors of Whole Foods Markets, a leading natural food supermarket chain. In 1979, Mr. Hass founded Alfalfa’s Markets, a whole food supermarket chain, and served as its President and Chief Executive Officer until 1996. From 1996 to 1998, Mr. Hassan served as the President of Wild Oats Markets, a whole food supermarket chain. In 1999, Mr. Hassan founded Fresh & Wild, the United Kingdom’s leading retailer of organic foods, and served as its Executive Chairman until its sale to Whole Foods Markets in 2004.  During his career, Mr. Hassan has received industry recognition, including the Chain Store Retail Executive of the Year, Boulder Entrepreneur of the Year and EY National Entrepreneur of the Year. Since 2004, Mr. Hassan has been working as an active board member and investor in several companies in the natural products industry. Mr. Hassan is an investor in Organic Holding.

Except as otherwise set forth above, there are no family relationships among any of the current directors or executive officers, Board Designees or Officer Designees of the Company.

There were no events that occurred during the past five years that are material to an evaluation of the ability or integrity of any current director or executive officer, Board Designee or Officer Designee of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From time to time the Company utilizes the services of a consulting firm where Mr. Schaftlein is a managing partner. The fees paid to the firm were $45,000 and $ 50,000 in years 2006 and 2005, respectively. Mr. Schaftlein, the sole director, acting chief executive officer and chief financial officer of the Company, will resign upon the closing of the Merger Agreement.

To the best of our knowledge, the Company has never been a party to a transaction with any of the Board Designees or Officer Designees.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers, directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% stockholders also are required to furnish the Company with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of the copies of such forms furnished to us, all Section 16(a) filing requirements applicable to our executive officers, directors and 10% beneficial owners have been complied with.

CERTAIN INFORMATION ABOUT THE BOARD OF DIRECTORS

The Company does not currently have an audit committee. The full Board serves this function. We do not have an audit committee “financial expert” due to the lack of capital needed to attract a qualified expert.

The Company does not currently have a standing nominating committee or compensation committee or committees performing similar functions. It has been the view of current management that it is appropriate for the Company not to have such committees because we only have one director. The full Board therefore performs the functions of the nominating committee and the compensation committee.

The Board of Directors of the Company did not hold any meetings during the fiscal year ended December 31, 2006. However, the Board of Directors acted by unanimous written consent on six occasions.

EXECUTIVE COMPENSATION

Summary Compensation

Mr. Schaftlein has not received any direct compensation for acting as director or as an executive officer of the Company.

Option Grants

The Company did not grant options to Mr. Schaftlein in fiscal year 2006.

Long-Term Incentive Plan Awards

The Company did not award any shares, warrants or other rights under any long-term incentive plans to Mr. Schaftlein in fiscal year 2006.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SP HOLDING CORPORATION

                                    By:/s/ Mark Schaftlein
                        Name: Mark Schaftlein
                        Title:   Acting Chief Executive Officer and
                                            Chief Financial Officer

Dated: January 26, 2007